Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: Mid-America Bancshares, Inc.
Commission File No. 000-52212
Additional Information and Where to Find It
In connection with the proposed merger, Pinnacle Financial Partners, Inc. and Mid-America Bancshares, Inc. will file a joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”).
INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MID-AMERICA AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Mid-America Bancshares, Inc., 7651 Highway 70, South, Nashville, TN 37221, Attention: Investor Relations (615) 662-6026.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
The directors and executive officers of Pinnacle and Mid-America may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 15, 2007, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Mid-America’s directors and executive officers is contained in the proxy statement filed by Mid-America with the Securities and Exchange Commission on April 2, 2007 which is available on Mid-America’s website (www.mid-americabancsharesinc.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available. These documents will be available to investors free of charge on the Securities and Exchange Commission’s website at the above address.
Forward-Looking Statements
All statements, other than statements of historical fact included in this presentation, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Mid-America, Pinnacle’s and Mid-America’s future financial and operating results and Pinnacle’s and Mid-America’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle or Mid-America to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated, (2) disruption from the merger with customers, suppliers or employee relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure of Mid-America’s or Pinnacle’s shareholders to approve the merger, (6) the amount of the costs, fees, expenses and charges related to the merger, and (7) the ability to obtain required governmental approvals of the proposed terms of the merger and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K of both Pinnacle and Mid-America filed with or furnished to the Securities and Exchange Commission and available on the Commission’s website at http://www.sec.gov. Pinnacle and Mid-America disclaim any obligation to update or revise any forward-looking statements contained in this presentation which speak only as of the date hereof, whether as a result of new information, future events or otherwise.
Pinnacle Financial Partners
Moderator: Harold Carpenter
August 16, 2007
10:00 a.m. EST
OPERATOR: Welcome to the Pinnacle Financial Partners Mid-America Joint Conference Call. Hosting the call today from Pinnacle Partners — Financial Partners is Mr. Terry Turner, President and CEO of Pinnacle. He’s joined by Harold Carpenter, Chief Financial Officer of Pinnacle, and Gary Scott, Chairman and CEO of Mid-America Bancshares.
At this time, all participants have been placed on a listen-only mode, and the floor will be open for your questions following the presentation. If you would like to ask a question at that time, please press star one on your touch tone phone. If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. We do ask that you please pick up your handset to allow optimal sound quality.
It is now my pleasure to turn the floor over to Mr. Terry Turner. Sir, you may begin.
TERRY TURNER, PRESIDENT AND CEO, PINNACLE FINANCIAL PARTNERS: Good morning. Thank you for joining us here this morning. Let me direct your attention first of all to our forward-looking statements disclosure, and then after that, the slide disclosing where you can obtain additional information about the transaction.
I think most of you know that we chartered this bank in — bank holding company back in October of 2000. We actually capitalized the company with an IPO that year, and the first year of the road show we had a slide that said that we had a once in a lifetime opportunity to build a very large bank headquartered in Nashville, Tennessee. Excluding specialty charters, there were 186 banks that were chartered that year, and at 2.3 billion in assets, we’re the largest by far of those banks.
We’ve worked hard to help people understand not only the potential that we have for rapid growth, but our specific plans to seize that opportunity.
In our 2006 annual report, we highlighted three key elements of our plan:
(1) Organic growth in Nashville. We’ve had organic growth of nearly $200 million dollars year-to-date through June, so that particular method of growth is working well.
(2) We’ve always said that we viewed ourselves to be an urban community bank and therefore we’ve always targeted other urban markets in Tennessee, specifically Memphis and Knoxville. Most of you know we announced a de novo entry into Knoxville in April of this year, which is going very well.

And thirdly, we said that we would opportunistically make additional acquisitions here in the Nashville MSA.
Here’s an excerpt from our 2006 annual report regarding our acquisition plans. With regard to Nashville acquisitions, we indicated that we would target middle Tennessee banks that would accelerate our geographic distribution, that had above average growth rates, that could fit into our high performance culture, and that would be accretive in the first 12 months. Below that excerpt we also had the map which you can see there, the darker blue counties being our existing footprint and the lighter blue counties being the targeted counties that we would like to enter, and so if we walk through this transaction I think you will see that with this acquisition we’ve in fact hit the bull’s eye.
You’ll see two broad themes here as we walk through it. I think first of all, Mid-America significantly enhances Pinnacle’s existing franchise value, and secondly, this is a financially compelling transaction.
As it relates to franchise value, I want to walk you through the scarcity value that’s created, the strong strategic fit, specifically in terms of the broader Nashville distribution, the growth potential of the combined firm, and then demonstrate why we think the execution risks are relatively low.
Before we get to that, let me provide a quick transaction summary.
In terms of the aggregate consideration mix, it is approximately a 90 percent stock, 10 percent cash deal. There are a fixed number of shares, roughly 6.6 million shares, and a fixed cash amount of roughly $21.3 million dollars. If you look at it on a per-share basis, each Mid-America share will receive $1.50 in cash and .4655 shares of PNFP. That’ll lead you to an implied transaction price using the August 14th close, which was $25.49, of $13.37 per share, an aggregate deal price of $196.2 million dollars.
Let me walk you through key transaction multiples as well. As you look at this slide, on the left side we give you five different transaction multiples, and right beside each of those give you the Mid-America value and then express that in a multiple form, so you can see there the price to book value at 1.8, the price to tangible book value at 2.3 times. Out to the right of that, you can see the precedent bank transaction spread based on national transactions, transactions in the southeast, and transactions in Tennessee, and you can see on both the equity based multiples, price to book, price to tangible book, this is a very handsome deal.
If you skip down to the bottom there, looking at the core deposit premium at 18.2 percent, again the national transaction, southeast transactions, and Tennessee transactions, a very handsome deal.
Let me back up and talk about the earnings multiples here just a minute. You can see that we list a price to last 12 months EPS at 31 times. That looks expensive. Let me walk you through several important factors.
Mid-America is a bank holding company, a two-bank holding company, that was formed in September of last year, merging two Nashville-based banks, and so in the third and fourth quarters of last year, there were significant costs that were incurred associated with their merger, and so a pure trailing 12 month number is not meaningful. The number that we’ve given you here is taking year-to-date earnings and annualizing that as the last 12 months EPS, and again, you can see it looks relatively expensive at 31 times.
What’s very important to understand here is that this is a very high growth company. The earnings of the company are generally on a 45 degree slope, and what I mean by that is second quarter earnings are higher than first quarter, third quarter earnings are higher than second quarter, fourth quarter earnings are higher than third quarter, and so forth, and so Mid-America, has a budget or an expectation to produce $7.9 million dollars during the year 2007, so when you price it on that expected earnings base, it comes down to 24.7 times, and then keep in mind we’ll close this transaction in the fourth quarter of this year, first quarter of that year, so at that point you would have their fourth quarter earnings number, which is the highest quarter of the year, and annualizing their fourth quarter expected earnings, you get an earnings multiple of 19.9 times, so again, important to understand how the growth of this company works, but very handsome multiples, particularly in terms of the equity and core deposit ratios.

So with the transaction metrics there, let me go back and try to discuss the strategic rationale for what we’re doing. Mid-America’s a $1.1 billion dollar asset bank holding company that was created in September 2006, as I said just a minute ago, through the merger of equals between Prime Trust Bank and Bank of the South. That makes them the second largest locally owned bank holding headquartered in Nashville, immediately behind Pinnacle. They’re currently operating 14 branches exclusively in Nashville, with an additional branch under construction. Both of these banks have awesome management teams that we’ve known and had working relationships with for many years. In fact, in the late ‘90s when I ran First American’s general bank, we acquired Cheatham State Bank here in Nashville when Gary Scott was its CEO, so he and I have sort of been through this before. I’ve told a number of folks as we’ve discussed this deal internally, of all the banks that First American acquired, Gary Scott was really the only CEO that absolutely delivered exactly what he promised, and so we’re excited about continuing our relationship.
I want to point out that Prime Trust and Bank of the South were both chartered in the year 2001. That was a year after Pinnacle, and obviously they’ve been high growth banks.
Most investors understand that Pinnacle really can’t afford to make just any acquisition due to our own rapid growth. Frankly, most franchises would just slow our growth rate, but you can see here Mid-America, specifically Prime Trust and Bank of the South, are rapid growers with cumulative annual growth rates of 63 percent through 2006, and extremely strong momentum year-to-date this year. They’ve been taking advantage of exactly the same competitive vulnerabilities here in Nashville that Pinnacle has.
Of course, the deposit growth rate is on a similar track with cumulative annual growth rate of nearly 50 percent, and as we talk about scarcity value, let me give you a quick geography lesson. Tennessee’s bordered by seven states. Five of those states have no markets remotely as attractive as Nashville, and so because of its size and growth dynamics relative to its neighboring states, Tennessee’s a highly coveted market, with Nashville, its most attractive urban market. We’re now the second largest bank headquartered in the state of Tennessee. More importantly, we’re the largest bank headquartered in Nashville. This acquisition gives us our initial entrance into Cheatham, Dickson and Wilson counties. All of those were targeted counties going back to the excerpt from the 2006 annual report. All of them have high growth, and are — and for that reason were targeted as counties that we’d like to do business in, and there are really no remaining Nashville banks with the size and the scale of Pinnacle, or frankly that operate the Pinnacle model.
You see here that we now move into the fifth market share position in the state, and excluding numbers two, three and four, which are all large out-of-state regionals, we’re the second largest in the state. I might just take a minute and highlight the relative attractiveness of our combined distribution system, with only 33 branch offices versus several banks with more than twice that many branch offices ranked below us in terms of their share of the state’s market, so again, a very attractive statewide franchise.
I think more importantly, we move into the fourth market share position in Nashville behind the big three Regions, Sun Trust and Bank of America.
If you look on the right side of the chart, you see 2005 market share data and 2006 market share data. You can see Regions lost roughly a full percentage point of market share last year. Sun Trust actually lost more than two percent share last year, and Bank of America lost 63 basis points of market share last year.
When you look at this chart, you can really begin to see the power of this franchise. To be the largest and only locally owned alternative behind those three banks that continue to give up significant market share is a very enviable position.
Let me switch gears and talk about the strategic fit, particularly from a branch distribution standpoint. Here’s the existing Pinnacle footprint. Then when you add Bank of the South on the eastern side of our footprint there, Pinnacle’s been doing business in Sumner, Davidson, Williamson and Rutherford and Bedford counties, a crescent right through the center of that footprint. When you add the Bank of the South counties and locations there, we pick up five Wilson county offices where we had no presence at all. We pick up an additional and desirable Davidson County location, and we pick up two offices in Rutherford County where we already had eight offices and a number one market share position. If you look out to the west side of the footprint, you see where Prime Trust adds locations. They’ve essentially been doing business west of I-65, which is the major north/southeast — excuse me, north/south artery through the city. You add two more desirable locations in Davidson County, three locations in Williamson County, and you also pick up Cheatham and Dickson Counties, both of which have very impressive population and median household income growth rates that we’ll talk about in a minute.
I think in my career, I don’t ever remember seeing a hand and glove fit of a distribution quite like that. It really stems from the fact that Pinnacle’s been operating primarily at the core of Nashville, Prime Trust operating primarily on the western part of the MSA, and Bank of the South primarily operating on the eastern part of the MSA. It really is an extraordinary branch fit.
Let me switch gears and talk with — about the growth potential here. I’ve already talked about the principal reason that we’ll be able to grow the franchise, which gets back to the competitive landscape, but in addition to that, we’re blessed to be in a great market with an impressive size and growth dynamic, which should further facilitate our rapid growth. You can see here, Nashville’s a $28.5 billion dollar deposit market, 1.5 million population. It was the number one southeastern MSA in terms of median household income growth, 26 percent during the period 2000 to 2006, and we continue to receive great recognition as one of the most attractive business expansion and relocation markets in the United States.
Here’s a way to think about the attractiveness of our markets in terms of facilitating growth. The top set of bar charts deals with the projected population growth rates for the period from 2006 to 2011. The first eight bars are the eight Nashville counties in which we do business. There next to Wilson County you see the MSA’s projected growth rate. Next to that, you see the state’s projected growth rate, and next to that you see the nation’s average growth rate. So as you continue out again next to that, you see our weighted average growth rate for the Pinnacle footprint is nearly twice the national average, stacks up very favorably, and of course stacks up favorably to the state, stacks up favorably to the Nashville MSA, and it also stacks up favorably to a group of peers, all of whom are high performing banks. We’ve given you that peer group down there in footnote number three, all of whom I expect you would recognize.
Below that, you see the same data for projected median household income growth rates. Again, Pinnacle’s advantage versus the state numbers, national numbers, and the rate of high growth peers.
Talk about execution here just a minute. On one hand, since Mid-America’s a two-bank holding company, some might say that the execution risk is higher than normal, associated with the fact that we will be integrating two banks, but let me take a minute and talk about why we believe it’s actually a relatively low-risk transaction in terms of execution. I think the first point is that we’ve mentioned this a couple of times as we walked down through here, Mid-America is a recently formed holding company. It has two banks, Bank of the South and Prime Trust, that have not yet been integrated, and so there are significant cost saves that are available to us as a result of putting three bank platforms together instead of just two. Again, that eases the financial synergies required to make this transaction effective.
We have completed the due diligence and identified the specific saves that we will get, and when I say that, I’ve been around a number of acquisitions where people simply sized the potential for cost take-out based on comparing one expense base to another, one efficiency rate to another. Those kinds of things we’ve gone in, had a thorough look, and have identified the specific tactics that produce these synergies. We are advantaged because all three banks have common system providers, and so our ability to integrate and get through the system conversions is much eased by the fact that we’re all on the same systems.
There’s a strong cultural fit. When I talk about that, Pinnacle, I think, has established a reputation as being a fast-moving entrepreneurial bank. You can see by the growth that’s been produced both at Prime Trust and Bank of the South that these banks and bankers have that same entrepreneurial spirit and know well how to grow in this franchise. We’ll have three Mid-America directors that’ll join Pinnacle’s Board. Mid-America’s management will be bound by multi-year non-competes. You know, in putting these deals together, generally where they fall apart is you lose key people, you then lose key clients. We feel like we’re in great shape by the fact that the four key managers are bound by multi-year non-competes, and we’ve structured this transaction so that there is actually a retention bonus pool that impacts 100 percent of the associates, so again, we’re highly confident that we’ll be able to keep what we’re paying for.
I might also point out that we’ll have the same experienced team integrating Mid-America that we had do the Cavalry transaction. As a quick reminder, we achieved every major integration milestone on time and on budget. We got 100 percent of the targeted cost savings. We had no degradation in client satisfaction scores either in our footprint or in Cavalry’s footprint, and we were actually able to accelerate the organic loan and deposit growth rate following the announcement and execution of that transaction, and so based on that experience, we believe that we’ll be able to do the same thing here.
Just as a — in an effort to give you a chance to kind of sniff the expense takeouts and relative ease with which we should get them, we’re giving you the Mid-America efficiency rates and then the Pinnacle efficiency rates, and as you can see, there’s substantial opportunity to get these cost savings that we’ve identified.
What I’d like to do now is turn it over to Gary Scott who’s the Chairman and CEO of Mid-America, and let him give you a little background on the formation of that company and the rationale from Mid-America’s perspective.
GARY SCOTT, CHAIRMAN AND CEO, MID-AMERICA BANCSHARES: Thank you, Terry. It’s a pleasure to be here today and visit with you about the background of Mid-America.
Prime Trust was formed in December 2001. Bank of the South was formed in April of 2001, and September last year we created a merger of equals, and at the time our assets were about $968 million. David Major and Sam Short and Jason West and I have had a long history in the banking region here in middle Tennessee and have had bank mergers previously and have had successful careers in building banks. We have a history of mutual trust and respect with the Bank of the South management team just as we do with the Pinnacle team.
Financial results of our company as of June 30, total assets of $1.1 billion, total deposits of $904 million, shareholder equity of $104 million, and tangible equity of approximately $85 million. Year-to-date ROA was .59. Year-to-date ROE was 5.87, and efficiency ratio was about 71 percent. That was without the combined data processing and loan ops in our two companies that were to be scheduled to come together in April of this year.
A little bit about our loan mix and deposit mix. C&I loans are approximately 17 percent of the portfolio, one to four families, 26 percent, multi-family loans about two percent. We have approximately 31 percent in commercial and industrial and construction and development of about $167 million, about 21 percent. Cds greater than a hundred, thirty-four percent of the mix, less than a hundred, about 24 percent. We have money markets and savings of around 36 percent in the deposit mix with DDAs is about 11 percent, which runs pretty close to industry standards in a lot of cases.
The question that our Board faced is why Pinnacle and why now? Combining with Pinnacle is the lowest risk way, we believe, to increase Mid-America’s scale and take advantage of the growth dynamics and competitive landscape in Nashville. Our strategy has been to, in this MSA, to operate south of I-40 from Dickson to Lebanon and fill in that area where the highest per capita incomes are primarily in the state of Tennessee. These — we will fulfill that strategic goal of surrounding Nashville with our combination with Pinnacle and it’s going to assist and facilitate our continued long-term growth as a company. We look at the success of the Cavalry integration, and we like that. They did a terrific job of keeping that franchise in place and moving ahead and meeting all of the financial goals, and obviously our prior trust and knowledge of the excellence of the Pinnacle team was a great factor in this decision.
We — Pinnacle is simply in our view the best strategic alternative for Mid-America’s shareholders, our clients and our associates. We bring great value to our shareholders. Increased liquidity, Pinnacle’s been one of the highest performing bank stocks in the U.S. over the last five years. It gives consistency for our clients. Pinnacle has been for several years one of the best places to work in Nashville, number one in all the surveys. We were a finalist in that a year or two, and so we felt it would be — maybe we could come over here and learn something to them — with them, but we have a great commitment to client service bringing value added to our clients and advice to our clients. This will expand our lending capabilities and continue with Nashville-based decisions, and we are extremely happy about being involved with Pinnacle.
TERRY TURNER: Alright. Harold, why don’t you talk about the pro forma impact and the compelling nature of the transaction?
HAROLD CARPENTER, CHIEF FINANCIAL OFFICER, PINNACLE FINANCIAL PARTNERS: Sure. Thanks, Terry. If you would, we’re going to be on slide 30. As Terry mentioned earlier in the presentation, we fixed the number of shares at 6,670,000 PNFP shares and a cash consideration of $1.50 for Mid-America’s 14.2 million shares. The share exchange results in an exchange ratio of .4655 PNFP shares to Mid-America shares. Based on Tuesday night’s close, the implied value of the Mid-America shares would approximate $13.37 per share with a resulting deal value of $196 million dollars.
As Terry mentioned, this is approximately 2.3 times tangible book and 25 times 2007 earnings. All of that consideration, we believe, is a fair price to both Pinnacle and Mid-America shareholder bases.
As for the cash consideration, our modeling considers a trust preferred issuance to accomplish the cash requirements, but as you know, we have other alternatives that are available, including either straight bank debt as well as funding the cash internally with dividends from our bank. We currently do not anticipate any common offering to accomplish this transaction.
As to the options, Mid-America has approximately 1.2 million options out to its employees and directors at a Mid-America weighted average excised price of $7.98 per share, which when all of these options are converted to PNFP options, the intrinsic value of these options approximates $6.5 million dollars. All equity compensation agreements of Mid-America have vesting acceleration clauses in connection with the change of control.
On slide 31, as Terry mentioned, the agreement calls for three Mid-America Board members to join the PNFP Board after close. Those individuals have not yet been nominated and will likely not be known until the closing of the transaction.
The transaction is obviously subject to the customary approvals, including shareholder approval from both companies’ shareholder bases and the Federal Reserve. We’ll be filing the required documents with the SEC and the Federal Reserve within the next few weeks.
Due diligence has been completed. There is a termination fee of $8 million dollars in the definitive agreement for wrongful termination as defined in the agreement, as well as a double trigger walk away provision should PNFP trade for a 10-day time period prior to close at $18 or less per share and PNFP under perform the NASDAQ bank index by 25 percent during the same time period. All of these matters are spelled out more fully in the definitive agreement.
We’ll be working hard to close this transaction before year end, however, circumstances could require us to close in early 2008, however, we believe the synergy case will support either.
As Mid-America’s operating two systems platforms, one for Prime Trust and one for Bank of the South, we will have two systems conversions, both currently planned in the synergy case for the first quarter of 2008. Fortunately all three banks are using the same vendor, thus we don’t anticipate significant conversion-related issues for this transaction.
As noted in the press release, we anticipate realigning three Mid-America branches in the second quarter of 2008. We anticipate that all impacted associates in these branch locations will be reassigned to other Pinnacle facilities. These branches are within a stone’s throw of a Pinnacle branch, so we don’t anticipate any customer attrition issues related to this realignment.

Based on current pro forma modeling, we anticipate goodwill will approximate 115 million to $120 million dollars with a core deposit of $15 million dollars. We’ve not considered any other purchase accounting adjustments in our modeling at this time.
After expense synergies, the $7 million dollars in ’08 and the $8.4 million in ’09 approximates seven percent of the combined firm’s anticipated pre-synergy expense base. Thus we’ve categorized our synergy case as conservative, and we have a great deal of confidence in its achievability. We’re not considering any revenue synergies in our model.
As to merger cost, they’re at $19.1 million dollars, or approximately 9.7 percent of the aggregated transaction cost. The deal costs we believe are fairly high, although recent transactions are comparable, including our own Cavalry transaction which approximated 9.1 percent.
Two things are adding to the costs of this transaction, including a meaningful retention payment pool for Mid-America associates which provides money to be set aside not only for operational associates but also customer contact associates. Also, given this is an in-market merger, termination of a few long-term lease contracts associated with branch realignment and operational center closings contribute to the number above.
Although no synergy case is without risk, we believe our synergy case is conservative. As noted previously, Mid-America is running an efficiency ratio in the low 70s. They’re currently supporting two systems platforms, and along with other cost redundancies that occur in a dual operations platform, we have confidence in our ability to integrate this franchise efficiently and effectively. Hugh Queener and his team will be meeting over the next few weeks to begin this process.
As noted earlier, we anticipate systems conversions to be accomplished by the end of the first quarter of ’08 with branch realignment following shortly thereafter. As a result, we believe we’ll achieve our full synergies by either late third quarter ’08 or early fourth quarter ’08.
As to position eliminations, we’ve identified a net 60 to 65 positions for elimination, but with our anticipated hiring plan for ’08, the net reduction in positions we believe will be in the 15 to 30 range. As of June 30, both franchises have approximately 700 positions presently. By the end of ’08 we believe total positions will likely be in the 670 to 685 range.
Given what we know today, the transaction presents itself as accretive to our 2008 earnings by approximately three cents per fully diluted share. This is consistent with our strategy concerning in-market acquisitions and the need for these transactions to not dilute our short-term earnings targets. We also believe there is considerable up side as we continue to learn more about the Mid-America organization and its customer base.
As we stated, there are no revenue synergies in our modeling, but we, including Terry and Rob, Gary and David, all believe there are opportunities to approach the Mid-America customer base with a host of new products which will compliment the high touch service platform Prime Trust and Bank of the South have effectively administered over the last few years.
In addition to treasury management and merchant services, we also believe our internet banking platform and all of its associated products to be state of the art and represent an opportunity with Mid-America’s existing customers and prospects and the new markets with Cheatham, Dickson and Wilson Counties as well as current customers in Davidson, Williamson and Rutherford Counties. We also anticipate integrating the full suite of retail deposit products and look to fully utilizing all available space acquired in this transaction. Again, none of these have been considered in our model.
Lastly, on slide 37, we’re summarizing our time table for you, which has all been discussed previously.
With that, I will turn it back over to Terry.

TERRY TURNER: OK, thanks, Harold. Just to wrap up here, we think that the acquisition of Mid-America is a tremendous transaction from a strategic standpoint in terms of creating scarcity value in a very coveted market. It accelerates pretty dramatically Pinnacle’s Nashville distribution and fills out really the targeted counties that we had indicated we wanted to do business in. It enhances our rapid growth potential. You saw the cumulative annual growth rates that both Bank of the South and Prime Trust Bank have been producing, and you saw the counties that we get new entrance into, all of whom have above national average growth rates whether you’re talking about population growth rates or median household income growth rates. As we’ve discussed and as Harold just walked through, we believe the execution risk is relatively low. One of the things that makes it that way is the strong trust relationships that the various management teams have, which have been built over a long period of time.
Another thing is the non-compete agreements and extensive coverage by retention bonuses, and I think the third key factor in that low-risk execution is that all three banks are being processed by the same system provider, which should substantially ease the system integration. I think very important it is accretive to GAAP EPS during the first 12 months, and when we say that, that does not include any revenue synergies, which we certainly believe there will be some as we go through the transaction.
So, Operator, with that, I’ll stop and we’ll open for questions.
OPERATOR: Thank you. The floor is now open for questions. At this time, if you have a question or a comment, please press star one on your touch tone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key. Again, we do ask that while you pose your question that you pick up your handset to provide optimal sound quality. Once again, if you have a question or a comment, please press star one on your touch tone phone at this time. Your first question is from Barry McCarver with Stephens, Inc.
BARRY MCCARVER, STEPHENS, INC.: Hey, good morning, guys, and it looks like a good acquisition.
TERRY TURNER: Thanks, Barry.
BARRY MCCARVER: Terry, you got most of my questions in that very thorough presentation. I had just a quick housekeeping question for Harold, and I was wondering if he had worked through the just the near term tangible book value dilution you might be getting when you close this deal. I was looking at 1Q ’08 and it was under $2.00, maybe a little higher, a buck 50. Does that sound about reasonable?
HAROLD CARPENTER: Yes, Barry, I think back in the appendix you’ll see some pro forma information on tangible ratios and all that, but yes, I think you’re looking at book value dilution in that range.
BARRY MCCARVER: And I guess just a follow-up question there, Terry. I don’t know what your thought about continuing to look at acquisitions when your currency seems awful cheap right now in this period of sector rotation, but I didn’t expect you to do this deal, it’s great, but I was wondering if just your appetite and the course of the next year, what that might be.
TERRY TURNER: Yes, I would say that we are focused on, as you know, I mean, there — we’ve got two broad initiatives underway which we indicated we would like to undertake during 2006, one being the market expansion, de novo expansion to Knoxville, and the second being this acquisition. My belief is that that will tie up the vast amount of our implementation resource to get those done, and, you know, again, I think generally in a 12-month time frame our cup will be full executing what we have on the table.
BARRY MCCARVER: Very good. And then just lastly (INAUDIBLE) come to mind, certainly looks like Mid-America had good asset quality, but I’m sure with any acquisition you’re going to be real careful, and particularly given that you know the markets around Nashville. Anything looking through their portfolio that you might want to put on the watch list beyond what we can see in just their historical financials?

TERRY TURNER: Yes, we have done, I think, pretty extensive due diligence. We had — we’ve created coverage around 40 percent. We obviously looked at large transactions, we looked at watch list transactions, and then I guess a random sample underneath that, and you know, I guess, Barry, I’ve been at this a long time. I’ve never looked at somebody else’s portfolio that I liked as well as mine. My suspicion is if they were looking at mine, they’d like theirs better than mine, so, you know, you have matters of taste in there and so forth, but, you know, our belief is that their focus has been largely on commercial transactions, C&I transactions and commercial real estate transactions, and those transactions in this market tend to hold up very well, so we’re pretty comfortable with what we’re getting here from an asset quality standpoint.
BARRY MCCARVER: OK. Very good, guys. Thanks a lot.
HAROLD CARPENTER: Hey, Barry
BARRY MCCARVER: Yes.
HAROLD CARPENTER: You had mentioned a number, and I just want to make sure on the tangible book. We’re coming up with a dollar dilution. I don’t know — I think you might have said two.
BARRY MCCARVER: Yes. I had a little bit higher than that, so I’ll take a look. Thank you.
HAROLD CARPENTER: OK.
OPERATOR: Thank you. Once again, if you do have a question, you may press star one on your touch tone phone at this time. If there are no further questions, I would like to hand the floor back to Terry Turner for any additional closing remarks.
TERRY TURNER: Well, once again, thank you very much for taking time to listen to our presentation. I think you can tell by the tone and tenor of our comments, we’re excited about what this does for us, what it does for us in not only the Nashville market but the state of Tennessee, so thanks for joining us.
GARY SCOTT: Appreciate you being here.
OPERATOR: This does conclude today’s teleconference. Today’s call is being recorded and will be available for replay beginning at 12:00 p.m. Eastern time. The dial-in number is 877-519-4471 for domestic callers, and 973-341-3080 for international callers, and enter PIN number 9106575. Please disconnect your lines at this time, and have a wonderful day.
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